July 29, 2005

VIA EDGAR, US MAIL AND FACSIMILE

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
MailStop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Appalachian Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed: March 29, 2005

Form 10-Q for the quarter ended March 31, 2005
File No. 001-15571

Dear Ms. Sweeney:

This letter is being submitted in response to the additional comments given by the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 18, 2005 to Darren Cantlay, Chief Financial Officer of Appalachian Bancshares, Inc. (the “Company”), with respect to the above-referenced Form 10-K.

For your convenience, we have set forth each comment from your comment letter in bold typeface, in each case followed by the Company’s response. All page references are to pages of the Form 10-K.

Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
July 29, 2005

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies --- Loans, page 41

1.
We note your supplemental response to our prior comment 1. Please tell us why you do not include origination fees as part of the recorded investment in loans held for sale consistent with the FDIC Call report instruction Item 1(a) of Schedule RI.

The loans associated with the mortgage origination fees that are reported as non-interest income are not reportable in Schedule RC-C. These loans are never recorded on our general ledger as all loans are closed in the name of the funding institution. We do not have any loans held for sale.

2.
Please tell us and in future filings disclose your policy for deferring and recognizing origination fees and costs related to your loans held for sale. Tell us the amount of direct loan origination costs related to loans held for sale recognized during each period presented and how these were reported in your statements of income. Refer to paragraph 27(c) of SFAS 91.

See response to Item 1 above, we do not have any loans held for sale.

3.
Tell us the gross amount of held for sale loans originated and sold for each period presented and the related net gains/losses. In future filings disclose your accounting policies related to loans held for sale.

See response to Item 1 above, we do not have any loans held for sale.

4.
We note your disclosure on page 2 that a source of the Bank’s funds and income are the fees paid by other lenders or institutions for servicing loans sold by the Bank. Please tell us and in future filings disclose the following:

•	Your accounting policy for recognizing, measuring, and amortizing servicing assets or liabilities;
•	The gross and net amount of servicing assets/liabilities as of each period end;
•	The amount of amortization and impairment expense related to servicing assets/liabilities for each period presented;
•	The amount of servicing income recognized during each period presented; and
•	The total amount of loans serviced for others as of each period end presented

Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
July 29, 2005

Refer to paragraphs 13 and 17(e) of SFAS 140.

We do not service loans for other institutions and do not have any loans held for sale. We act as a facilitator and are paid a commission for bringing the loan to the funding institution. There is not any servicing on our part. The Company that pays us our commission approves the credit, and provides the funding at the time the loan is closed. We act in a broker’s capacity. We have no intention of holding loans for sale or servicing loans for other institutions.

Thank you for your consideration. If you have any further questions or comments regarding this letter, please do not hesitate to contact me at (706) 276-8130.

Sincerely, /s/ Darren M. Cantlay Darren M. Cantlay Chief Financial Officer Appalachian Bancshares, Inc